Bingham McCutchen LLP
2020 K Street NW
Washington, DC 2004
Tel: 202.373.6000
Fax: 202.373.6001
www.bingham.com

August 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	FactorShares Trust: Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A
File Nos. 333-182274 and 811-22310

Ladies and Gentlemen:

On behalf of our client, FactorShares Trust (the “Trust”), we are filing, pursuant to the Securities Act of 1933, and under the Investment Company Act of 1940, Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A.  The purpose of Pre-Effective Amendment No. 1 is to incorporate, to the extent applicable, comments received from the Staff to the Trust’s initial registration statement filed on June 22, 2012.

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ W. John McGuire
W. John McGuire